UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2021

Commission File No. 001-39530

ImmunoPrecise Antibodies Ltd.

(Translation of registrant’s name into English)

3204-4464 Markham Street Victoria, British Columbian V8Z 7X8

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7): ☐

INCORPORATION BY REFERENCE

Exhibits 99.1 and 99.2 of this Form 6-K are incorporated by reference into the Registration Statement on Form F-10 (File No. 333-249957) and Registration Statement on Form S-8 (File No. 333-256730) of the Registrant, Immunoprecise Antibodies Ltd.

EXHIBIT INDEX

Exhibit	Description
99.1	Management’s Discussion and Analysis for the three and six months ended October 31, 2021 and 2020
99.2	Condensed Interim Consolidated Financial Statements for the three and six months ended October 31, 2021 and 2020
99.3	CEO Certification (pursuant to Canadian regulations)
99.4	CFO Certification (pursuant to Canadian regulations)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

IMMUNOPRECISE ANTIBODIES LTD.
Date: December 13, 2021

	By:	/s/ Lisa Helbling
	Name:	Lisa Helbling
	Title:	Chief Financial Officer

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